U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person             Rick Tuberosa
                                                    6507 King Palm Way
                                                    Apollo Beach, FL  33572

2. Issuer Name and Ticker or Trading Symbol         Network Systems
                                                    International, Inc. (NESI)

3. IRS Number of Reporting Person, if an
   Entity (Voluntary)                               ###-##-####

4. Statement for Month, Year                        November, 1999

5. If Amendment, Date of Original                   N/A

6. Relationship of Reporting Person to Issuer
   Former Director
   (Check all applicable)

7. Individual or Joint/Group Filing                 __x__  Form filed by one
                                                           Reporting Person
   (Check Applicable Line)                          _____  Form filed by more
                                                           than one Reporting
                                                            Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security                             Common Stock

2. Transaction Date (Month/Day/Year)             November 23, 1999

3. Transaction Code (Instr. 8)                   Code: S

4. Securities Acquired (A) or Disposed of (D)    Amount: 4,500 shares
                                                 (A) or (D) D
                                                 Price:  $4.50 - $4.72

5. Amount of Securities Beneficially
   Owned at End of Month                         114,329

6. Ownership form:                               (D) 600
   Direct (D) or Indirect (I)                    (I) 113,729

7. Nature of Indirect Beneficial Ownership       Mr. Tuberosa is owner-operator
                                                 and majority shareholder of
                                                 Palm State Equities, Inc. and
                                                 holds the stock as beneficial
                                                 owner of such shares, including
                                                 shares held indirectly by Mr.
                                                 Tuberosa's wife


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                            N/A

2. Conversion or Exercise Price of Derivative
   Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code                                        Code:
                                                           V:
5. Number of Derivative Securities Acquired (A)
   Or Disposed of (D)

6. Date Exercisable and Expiration Date                    Date Exercisable:
     (Month/Day/Year)                                      Expiration Date:

7. Title and Amount of Underlying Securities               Title:
                                                           Amount of Number of
                                                           Shares:
8. Price of Derivative Security

9. Number of Derivative Securities Beneficially
   Owned at End of Month

10. Ownership form of Derivative Security:  Direct (D)
    Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership



Signature of Reporting Person

/s/ Rick Tuberosa
Rick Tuberosa

Date:  December 10, 1999